UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 22, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Wize Pharma, Inc.
File No. 0-52545 - CF#36182

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Wize Pharma, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 29, 2018, as amended, and Form 8-K filed on June 5, 2018.

Based on representations by Wize Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.43	10-K	March 29, 2018	through March 29, 2028
10.44	10-K	March 29, 2018	through March 29, 2028
10.1	8-K	June 5, 2018	through May 31, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary